Exhibit 99.1

Lilium launches its services organization and offering: Lilium POWER-ON

•	First eVTOL customer service organization, spanning battery management, maintenance, flight operations, training and digital solutions
•	New “Lilium POWER-ON” organization to be headed by Dominique Decard, aviation aftermarket veteran
•	Strategy is to enable seamless, efficient services and robust aftermarket products, leveraging industry-leading partners
•	Customers can access training services, maintenance operations, material management and global distribution, flight operations support, ground service equipment, and digital solutions
•	Lilium estimates the services market for the Lilium Jet will reach at least $5 billion by 2035; Lilium POWER-ON designed to generate significant revenue and margins in the future

SINGAPORE/MUNICH, February 21, 2024 – Lilium N.V (Nasdaq: LILM), the developer of the first all-electric vertical take-off and landing (“eVTOL”) jet, has appointed Senior Lilium Executive Dominique Decard to head the eVTOL industry’s first Customer Service organization, named Lilium POWER-ON. Today, at the Singapore Air Show, the company announced its newly established business unit that will offer the full aircraft manufacturer services portfolio, including training services, maintenance operations, material and battery management and global distribution, flight operations support, ground service equipment, and digital solutions.

“As regional air mobility accelerates, our partners can rely on Lilium to provide a comprehensive aircraft manufacturer service organization,” said Lilium CEO, Klaus Roewe. “The team is focused on enabling seamless, efficient services and support through premium aftermarket products and world-class partners. With an experienced leader like Dominique at the helm, we are confident Lilium POWER-ON will offer outstanding customer service while strengthening Lilium’s business.”

Work began on Lilium POWER-ON, two years ahead of the Lilium Jet’s expected entry into service. Lilium already announced a number of partnerships for its services business, including flight training with Lufthansa Aviation Training and FlightSafety International, and global material services with AJW Group, as well as digital aircraft health management solutions with Palantir.

“As we officially launch Lilium POWER-ON, our priority will be to test the full range of products and services to support our future operators during Lilium flight testing campaign and continue to contract and onboard the best partners for our working ecosystem”, said Dominique Decard. “The services revenue and contribution margins will play a crucial role in Lilium’s profitability. I am excited to lead this organization from the very beginning with a clear vision for our customers.”

Lilium began production of the Lilium Jet in late 2023, following Lilium’s Design Organization Approval by EASA, evidencing that the company has the organization, procedures, competencies, resources, and demonstrated rigor required to certify aircraft according to the highest safety standards.

Dominique Decard is a Franco-German engineer, with degrees from TU Munich and Oxford University. He has 20 years of experience in senior leadership positions in France, Germany, Spain, and UK in airline operations, the creation of production platforms and new business models, customer support organizations, and market entry strategy development. He joined Lilium in 2018 and is currently VP Flight Operations & Customer Service, having previously served as Director Flight Test Spain. In his new role, he will report to Lilium’s Chief Commercial Officer, Sebastien Borel.

Lilium contact information for media:

Meredith Bell
Vice President, External Communications
press@lilium.com

Lilium contact information for investors:

Rama Bondada
Vice President, Investor Relations
investors@lilium.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, designed to offer leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with announced sales and indications of interest in Europe, the United States, China, Brazil, the UK, the United Arab Emirates, and the Kingdom of Saudi Arabia, Lilium’s 950+ strong team includes approximately 500 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

Lilium Forward Looking Statements:

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding (i) Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model, (ii) the markets and industry in which the Lilium Group operates or intends to operate, (iii) the Lilium Group’s expectations with respect to Lilium POWER-ON; and (iv) the anticipated timing of the commercialization and launch of the Lilium Group’s business, including timing of the Lilium Jet’s entry into service, and the expected results of the Lilium Group’s business and business model. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risk and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include those risks and uncertainties discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.